SILVER FALCON MINING, INC.

2520 Manatee Avenue West, #200

Bradenton, Florida 34205

September 17, 2012

Ronald E. Alper, Staff Attorney

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:

Silver Falcon Mining, Inc.

Registration Statement on Form S-1

File No. 333-183333

Dear Messrs. Alper and Reynolds:

On behalf of Silver Falcon Mining, Inc. (the “Company”), I am writing in response to your letter dated September 7, 2012 providing comments on the above-referenced Registration Statement on Form S-1 that was filed on August 15, 2012.  Simultaneous with the filing of this letter, we are filing an amendment to the Form S-1 that we believe satisfies the concerns raised in your letter. Responses to the comments in your letter dated September 7, 2012 are as follows:

Part II

Exhibits, page 90

1.

Please revise to provide an exhibit to your registration statement containing your financial statements and any applicable financial statement schedules in interactive data format. See Item 601(b)(101) of Regulation S–K.

The amended Form S-1 described in the introductory paragraph includes the interactive data files referenced in the comment.

I hereby acknowledge that the Company is responsible for the adequacy and accuracy of the statements in this letter; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

SILVER FALCON MINING, INC.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer

cc:

Robert J. Mottern

William Uniack

Tom Ridenour